Black Mountain Acquisition Corp.

425 Houston Street, Suite 400

Fort Worth, Texas 76102

March 22, 2023

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Black Mountain Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed March 14, 2023

File No. 001-40907

Ladies and Gentlemen:

Set forth below is the response of Black Mountain Acquisition Corp. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 21, 2023, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-40907, filed with the Commission on March 14, 2023 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) to make certain other changes.

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form PRE 14A filed March 14, 2023

Risk Factors, page 14

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants which would expire worthless.

U.S. Securities and Exchange Commission

March 22, 2023

RESPONSE: We respectfully advise the Staff that the Company’s sponsor, Black Mountain Sponsor LLC, a Delaware limited liability company, is not, is not controlled by and does not have substantial ties with, any non-U.S. person. Accordingly, we have not revised the disclosure in the Amended Proxy Statement in response to this comment.

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U.S. Securities and Exchange Commission

March 22, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Andrew Schulte of Vinson & Elkins L.L.P. at (713) 758-3381.

Very truly yours,

BLACK MOUNTAIN ACQUISITION CORP.

By:	/s/ Rhett Bennett
Name:	Rhett Bennett
Title:	Chief Executive Officer

Enclosures

cc:	Andrew Schulte, Vinson & Elkins L.L.P.